EXHIBIT 11

NORTH PITTSBURGH SYSTEMS, INC. AND SUBSIDIARIES

Statement re computation of per share earnings

	For the Year Ended December 31
	2003	2002	2001
Net Income	$14,617	$12,118	$10,362

Average common shares outstanding	15,005	15,005	15,005

Basic and diluted earnings per share	$.97	$.81	$.69